SHUMAKER, LOOP & KENDRICK, LLP

Attorneys at Law

Bank of America Plaza

101 E. Kennedy Blvd

Suite 2800

Tampa, Florida 33602

Gregory C. Yadley

813.227.2238

gyadley@slk-law.com

January 5, 2016

Via EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Jeff Kauten, Staff Attorney
David L. Orlic, Special Counsel, Office of Mergers and Acquisitions

	Re:	Jagged Peak, Inc.
Schedule 13E-3 filed by Jagged Peak, Inc., SP Jagged Peak, LLC, Paul
Demirdjian and Primrose Demirdjian
Filed November 20, 2015
File No. 005-62177
Preliminary Proxy Statement on Schedule 14A
Filed November 20, 2015
File No. 000-31715

Ladies and Gentlemen:

On behalf of our client, Jagged Peak, Inc. (“JGPK”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 17, 2015 (the “Comment Letter”), with respect to the Schedule 13E-3 filed by Jagged Peak, Inc., SP Jagged Peak, LLC (”SPJP”), Paul Demirdjian and Primrose Demirdjian with the Commission on November 20, 2015 (SEC File No. 005-62177) (the “Schedule 13E-3) and JGPK’s Preliminary Proxy Statement on Schedule 14A also filed with the Commission on November 20, 2015 (SEC File No. 000-31715) (the “Preliminary Proxy”) in connection with its proposed merger with a to be formed subsidiary of SPJP.

In connection with this letter responding to the Staff’s comments, the filing persons are filing Amendment No. 1 to the Schedule 13E-3 and JGPK is filing a revised Proxy Statement on Schedule 14A, and we have sent to Jeff Kauten via electronic mail a courtesy copy of such documents marked to show changes from the prior documents filed on November 20, 2015.

Securities and Exchange Commission

January 5, 2016

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the filing persons’ responses thereto.

Schedule 13E-3

General

1.	Please explain why Daniel Furlong, Vincent Fabrizzi and Singapore Post Limited should not be considered filing persons for purposes of Schedule 13E-3.

Regarding Messrs. Furlong and Fabrizzi, both will join as filing persons in the filing of Amendment No. 1 to the Schedule 13E-3. We have added the information required by Item 1003(c)(3) and (4) of Regulation M-A for Messrs. Fabrizzi and Furlong on pages 71 and 72 of the proxy statement under the caption “Important Information regarding Jagged Peak – Directors and Executive Officers.” Their biographical information is also set forth therein.

Regarding Singapore Post Limited, it will also join as a filing person in the filing of Amendment No. 1 to the Schedule 13E-3. SingPost has informed JGPK that the filing of the Schedule 13E-3 should not be construed as an admission that SingPost is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the filing, and that SingPost does not consider itself to control, to be controlled by, or to be under common control with JGPK for purposes of the Securities Act of 1934, as amended, and the related rules.

2.

Please advise why Mr. and Ms. Demirdjian, Mr. Fabrizzi and Mr. Furlong do not appear to have made any filings under Regulation 13D-G, including any possible amendments to disclose the plans and/or proposals regarding the Rule 13e-3 transaction.

Mr. and Ms. Demirdjian, Mr. Fabrizzi and Mr. Furlong inadvertently failed to file Schedules 13D at the time of their acquisition of shares of the registrant, Jagged Peak, Inc., a Nevada corporation. They obtained their shares in the registrant, previously known as Absolute Glass Protection, Inc., in July 2005, when Jagged Peak, Inc. (a Florida corporation then majority-owned by Mr. and Ms. Demirdjian, Mr. Fabrizzi and Mr. Furlong) was merged with a subsidiary of Absolute Glass, with Jagged Peak being the survivor in the merger, resulting in Jagged Peak (Florida) becoming a wholly-owned subsidiary of Absolute Glass. As a result of the merger, in exchange for their shares in Jagged Peak (Florida), Mr. and Ms. Demirdjian, Mr. Fabrizzi and Mr. Furlong received shares of the common stock of Absolute Glass representing a majority of the outstanding shares of common stock of Absolute Glass. As a result of the ownership of such shares, Mr. and Ms. Demirdjian, Mr. Fabrizzi and Mr. Furlong became the controlling stockholders of Absolute Glass, and were elected as the members of the board of directors and appointed as the officers of Absolute Glass. Immediately after the merger, Absolute Glass changed its name to Jagged Peak, Inc. Absolute Glass and its stockholders knew of the acquisition of the shares of Absolute Glass by Mr. and Ms. Demirdjian, Mr. Fabrizzi and Mr. Furlong in the merger, and the resulting change in control of Absolute Glass, as the merger was a negotiated transaction and approved by a majority of the shares of Absolute Glass. The acquisition of the shares of Absolute Glass by Mr. and Ms. Demirdjian, Mr. Fabrizzi and Mr. Furlong, and the resulting change in control of Absolute Glass as a result of the merger, were reported by Absolute Glass in a Form 8-K filed with the SEC on July 11, 2005. The security ownership of Mr. and Ms. Demirdjian, Mr. Fabrizzi and Mr. Furlong has been disclosed in the Forms 10-K filed by Absolute Glass/Jagged Peak (Nevada), each year since 2005. At this point, Mr. and Ms. Demirdjian, Mr. Fabrizzi and Mr. Furlong do not believe that filing Schedules 13D would be of any benefit to Jagged Peak, its stockholders or the marketplace, as all of the information has already been made available.

Securities and Exchange Commission

January 5, 2016

Preliminary Proxy Statement on Schedule 14A

General

3.	Please include the disclosure required by Item 14(b)(5) of Schedule 14A (regulatory approvals).

A statement has been added to the Proxy Statement under the heading “Conditions to the Merger” on pages 4 and 64 stating that there are no regulatory approvals necessary for the transaction.

4.

Please disclose how you believe you have disclosed the price of the transaction, when stockholders will not know the amount of transaction expenses at the time that they vote. See Item 1004(a)(2)(ii) of Regulation M-A.

The amount to be paid per share in the merger is driven by a formula, negotiated by the parties, which includes expenses incurred by the Company through the closing date. The formula, as well as the Company’s best estimate of the expenses and the resulting per share merger consideration, have been disclosed in the Proxy Statement, along with a statement that such amounts are estimates and may vary. In the event that, prior to the stockholder meeting, the Company becomes aware of a deviation from the estimated expenses that would cause the per share merger consideration to decrease by one cent or more, it intends to file a Form 8-K with revised estimates not less than 10 days prior to the meeting date in order to provide such information to its stockholders. A statement to that effect has been added to the Proxy Statement – see “Summary Term Sheet – The Merger Proposal” and “Questions and Answers – What Will I Receive in the Merger,” and “The Merger Agreement - Effect of the Merger on the common shares of the Company and Sub.”

Securities and Exchange Commission

January 5, 2016

Interests of the Company’s Directors and Executive Officers in the Merger, page 4

5.	Please revise to disclose the compensation payable to Messrs. Demirdjian, Narvades, Fabrizzi and Furlong under the agreements they have entered into with the company.

We have revised the disclosure on page 5 to include additional information as well as cross references to the more fulsome descriptions included in the Proxy Statement of the agreements and compensation payable to Messrs. Demirdjian, Narvades, Fabrizzi and Furlong under the agreements they have entered into with the Company. We believe that these descriptions are too lengthy to include in this summary section.

Dissenters Rights and Rights of Appraisal, page 11

6.

Please revise to clarify your statement that a stockholder’s failure to vote against the merger will not constitute a waiver of his/her appraisal rights to state instead that a stockholder’s failure to vote on the merger proposal will not constitute a waiver of his/her appraisal rights, if true. In this regard, we note your disclosure earlier in this paragraph that stockholders wishing to exercise their appraisal rights cannot vote in favor of the proposed merger.

We have revised the disclosure accordingly.

Special Factors

Background of the Merger, page 15

7.	Please disclose whether any of the nine parties that held detailed conversations and meetings with management expressed an interest in purchasing the company and any subsequent negotiations.

We have revised the disclosure to make it more clear that the two parties that expressed verbal interest in potentially negotiating to purchase the fulfillment part of the Company’s business were two of the nine parties that held detailed conversations and/or meetings with management related to the Company’s business operations, products and/or financial position, and also were two of the four that visited the Company’s facilities and corporate headquarters.

8.	Please file any written reports from View Partners Capital LLC as exhibits pursuant to Item 16 of Schedule 13E-3.

View Partners Capital did not provide any written reports to the Company or its Board of Directors.

Securities and Exchange Commission

January 5, 2016

9.	Please revise to briefly describe the discussions between Mr. Wesseler and VPC on June 22, 2013.

The disclosure has been revised to provide further detail regarding the referenced discussions.

10.	With a view towards disclosure, please advise as to whether any additional negotiations occurred between the company and SingPost prior to the discussions on August 11, 2013.

The disclosure has been revised to provide further detail regarding the nature of the communications between the Company, SingPost and their representatives during July and August 2013.

Reasons for the Merger; Fairness of the Merger, page 21

11.	Please disclose whether the board of directors considered net book value and/or liquidation value. If not, please disclose why. See the Instruction 2 to Item 1014 of Regulation M-A.

We have revised the disclosure to make it clear that the board of directors did consider net book value and liquidation value, and that such values were below the recent trading price and the merger consideration offered, and for that reason were not relevant to the decision or recommendation by the board of directors.

Opinion of Financial Advisor, page 24

12.

Please file any written financial analysis presented to the board on October 8, 2015, and all other presentations by outside parties that are materially related to the Rule 13e-3 transaction, as exhibits pursuant to Item 16 of Schedule 13E-3.

The Board Presentation of C. Brett Cooper, CPA●ABV, ASA, BVAL, Cr.FA, is being filed as Exhibit (c)(2) to the Schedule 13E-3.

Projected Financial Information, page 44

13.	We note the statement that the financial projections are summarized. Please revise to disclose the full projections, including all preliminary and final projections.

The disclosure has been revised to include the full projections. There were no preliminary projections.

Securities and Exchange Commission

January 5, 2016

14.	Please revise to describe the “variety of estimates and numerous assumptions” made by your management that underlie your financial projections.

The disclosure has been revised to describe the estimates and assumptions made by management.

Important Information Regarding Jagged Peak Market Price of the Common Stock, page 112

15.	Please advise why you have disclosed high and low bid quotations, rather than high and low sales prices. See Item 1002(c) of Regulation M-A. Please also update this table.

The disclosure has been revised to make it clear that the prices listed are high and low sale prices, as reported on Nasdaq.com.

Golden Parachute Compensation, page 116

16.

Disclosure on page 5 indicates that named executive officers will receive cash payments in exchange for their restricted common stock. Please advise why these cash payments do not appear in the table in this section.

We have revised the disclosure on page 5 to make clear that the named executive officers will receive the same “Merger Consideration” for their shares of restricted common stock as all other stockholders receive for their shares of common stock – not some other amount. The table under the heading “Advisory Vote on Merger Related Compensation” reflects the estimated Merger Consideration to be paid for the shares of restricted stock, the vesting of which will be accelerated. We believe that the disclosure in the section entitled “Advisory Vote on Merger Related Compensation” makes this clear.

Important Information Regarding the Purchaser Group Members, page 117

17.	Please provide the information required by Item 1003(c)(3) and (4) for the company.

Pursuant to Item 1003(b), information is not required for the subject company. Jagged Peak, Inc. is the subject company and, accordingly, we have not added information regarding Jagged Peak, Inc.

18.	Please provide Instruction C information regarding Marcelo Wesseler and the control persons of Singapore Post Limited.

Singapore Post Limited is in the process of confirming the information and preparing the disclosures. The definitive proxy statement will be revised to provide the referenced information regarding Mr. Wesseler and each of the directors and executive officers of Singapore Post Limited. As discussed with Mr. Kauten, we will provide the Staff with the changed pages showing the insertion of this disclosure prior to filing the definitive proxy statement.

Securities and Exchange Commission

January 5, 2016

Form of Proxy

19.	Please put the last sentence of the proxy card in bold-face type. See Rule 14a-4(b)(1).

We have put the last sentence of the proxy card in bold-face type.

Appendix C - Opinion of C. Brett Cooper

20.

Disclosure in the first paragraph of the letter indicates that SingPost will finance its participation through its existing credit facilities, while earlier disclosure indicates that SingPost will finance its participation through “internal cash resources.” Please clarify your disclosure on this point.

Mr. Cooper’s opinion letter states that “The transaction will be financed by SingPost through its existing credit facilities.” This was what was represented to the Company by Singapore Post during the negotiation of the Merger Agreement, and was the information available to Mr. Cooper when he rendered his opinion on October 8. Subsequently, SingPost advised the Company that it would use internal cash resources, which may or may not include borrowings under its existing credit facilities, depending upon the circumstances at the time of the closing. As is the case with many large corporations, existing credit facilities that permit borrowings for acquisitions are considered by SingPost to be part of its internally available cash resources, so we believe that this disclosure is consistent and does not need further discussion.

21.	We note the next to the last paragraph on page 3. Please do not include a disclaimer regarding any fiduciary duty that Cooper might have to stockholders.

Both Mr. Cooper and the Company believe that the statement in Mr. Cooper’s opinion that “This Opinion should not be construed as creating any fiduciary duty on Cooper’s part to any party” is consistent with the law and the terms of his engagement by the Company to render an opinion to the board of directors. The statement is not a disclaimer of a duty that exists, but a fair indication (for the avoidance of any misunderstanding) that no such relationship is created or intended to be created. Mr. Cooper’s engagement letter states that:

The purpose of this letter is to confirm the appointment by the BOD, at the sole expense of the Company, of C. Brett Cooper to act as financial advisor to the BOD in connection with the Transaction and to record our mutual understanding and agreement regarding the scope and terms of our engagement. I also confirm my understanding and agreement that the Advisor is being retained hereunder by and solely for the benefit of the BOD and not by the Company or any third parties, including the Company's stockholders. The Advisor disclaims any contractual, fiduciary or agency relationship with the Company or any third parties, including the Company's stockholders.

Securities and Exchange Commission

January 5, 2016

Mr. Cooper and the Company also believe that the statement is consistent with investment banking policies regarding fairness opinions in the marketplace. Therefore, the Company respectfully believes that there is no basis for the staff to request the exclusion of the statement.

Each of the Schedule 13E-3 filing persons acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of its disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (813) 227-2238 with any questions or comments you may have.

Sincerely,

/s/ Gregory C. Yadley

Gregory C. Yadley

cc:	Albert Narvades, Chief Financial Officer
Jagged Peak, Inc.

Brad Rock, DLA Piper